SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 1, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 1, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 1 November 2013

ING and Dutch State reach agreement on unwinding of Illiquid Assets Back-up Facility

ING announced today that it has reached an agreement with the Dutch State on the unwinding of the Illiquid Assets Back-Up Facility (IABF). The facility was established in 2009, at the depth of the financial crisis, in order to reduce the risk and uncertainty for ING from a portfolio of US Alt-A mortgage securities. Market developments now allow the unwinding of the facility, including selling the securities, with a cash profit for the Dutch State.

“While we are grateful for the support the Dutch State extended to us in 2009, we are pleased that today we can announce the end of the Alt-A arrangement,” said Ralph Hamers, CEO of ING Group. “Over the past years we have worked hard to make ING stronger and simpler and to limit risks. We are looking ahead to take ING through the last phase of our restructuring and work on further focusing our company on serving our customers.”

ING and the Dutch State formed the IABF in January 2009. The Dutch State took over the risk on 80% of ING’s portfolio of US Alt-A mortgage securities with a nominal value of EUR 24 billion. Under the arrangement, the State receives all interest and principal payments from the securities in the portfolio. To fund this purchase of economic ownership, the State received a loan from ING equal to 90% of the nominal value, or EUR 21.6 billion, to be repaid over time. The State also pays ING fees for funding the loan and managing the portfolio. In return ING pays the State a guarantee fee. In order to obtain approval from the European commission for the arrangement, ING agreed in 2009 to pay to the State additional guarantee fees, for which a one-time pre-tax provision was booked against 2009 results.

Since the start of the arrangement, market prices for the securities have recovered to around 71%. The total nominal value of the portfolio has decreased from the original EUR 24 billion to EUR 9.0 billion as of 30 September 2013, predominantly through regular repayments on the underlying mortgages by homeowners. The State has used all repayments and net fees received to pay off the loan from ING, reducing the amount outstanding from EUR 21.6 billion in January 2009 to EUR 6.0 billion at 30 September 2013.

Under the agreement announced today, the IABF in its current form will be terminated, regular fee payments will be settled and the other restrictions as part of the IABF agreement will no longer be applicable. The Dutch State intends to sell the Alt-A securities in the market in the coming year. Announcements on process or actual transactions will be made if and when appropriate by the Dutch State Treasury Agency. At current market prices, the portfolio has a market value of approximately EUR 6.4 billion. Proceeds of divesting the securities at that price would enable the State to pay off the remaining loan from ING of EUR 6.0 billion, leaving a direct cash profit for the State of approximately EUR 0.4 billion.

In addition, under the terms of the agreement, ING will transfer to the State EUR 0.4 billion of the remaining provision it formed in 2009 for the additional guarantee fees. The release of what remains of the provision after this transfer will not have a material impact on ING’s results. Unwinding the IABF will also result in eliminating a counter-guarantee that ING extended to the Dutch state in connection with the divestment of ING Direct USA in 2012. This will reduce ING Bank’s Risk Weighted Assets by EUR 2 billion. On a pro forma basis, the unwinding of the IABF is expected to add approximately 10 basis points to ING Bank’s core Tier 1 ratio. The terms of the agreement announced today have been discussed with the European Commission, but are still subject to approval by the EC.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 1, 2013